UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068231

No Act
P.E. 11-08-02
1-05482

December 16, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

| | |
|---|---|
| Act | 1934 |
| Section | |
| Rule | 14A-8 |
| Public Availability | 12/16/2002 |

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

Dear Mr. Mueller:

This is in response to your letter dated November 8, 2002 concerning the shareholder proposal submitted to Tyco by Northern California Pipe Trades Pension Trust Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Scott Strawbridge
Chairman
Northern California Pipe Trades Pension Trust Fund
P.O. Box 24160
Oakland, CA 94623-1160

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

November 8, 2002

Direct Dial
(202) 955-8671
Fax No.

Client No.
C 92220-00107



VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Northern California Pipe Trades Pension Trust Fund*
*Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Tyco International Ltd. (the "Company"), a Bermuda corporation, to omit from its proxy statement and form of proxy for its 2003 Annual General Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Duplicate Proposal") and statements in support thereof (the "Supporting Statement") received from Northern California Pipe Trades Pension Trust Fund (the "Proponent"). The Duplicate Proposal requests the Company's board of directors (the "Board") take the measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States. The Duplicate Proposal is attached hereto as Exhibit A.

On behalf of our client, the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Duplicate Proposal and Supporting Statement from the 2003 Proxy Materials, and we respectfully request that the staff (the "Staff") of the Division of Corporation Finance concur in our view that the Duplicate Proposal is excludable on the following bases:

 LOS ANGELES NEW YORK WASHINGTON, D.C. SAN FRANCISCO PALO ALTO
LONDON PARIS MUNICH ORANGE COUNTY CENTURY CITY DALLAS DENVER

(i) under Rule 14a-8(i)(11), because the Duplicate Proposal substantially duplicates another shareholder proposal previously submitted to the Company by another proponent that will be included in the 2003 Proxy Materials; and

(ii) under Rule 14a-8(i)(3), because the Duplicate Proposal and the Supporting Statement contain many false and misleading statements in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Duplicate Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after January 31, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

## ANALYSIS AND BASES FOR EXCLUSION

### 1. The Duplicate Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted To The Company.

We believe the substantive concerns raised in the Duplicate Proposal are, in fact, substantially duplicative of another proposal (the "Initial Proposal") and supporting statement submitted by a shareholder of the Company that will be included in the 2003 Proxy Materials. As such, the Company intends to omit the Duplicate Proposal and Supporting Statement under Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received the Duplicate Proposal and Supporting Statement on September 27, 2002. The Initial Proposal, which the Company received on September 26, 2002, is attached hereto as Exhibit B.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The Duplicate Proposal is virtually identical to the Initial Proposal. The only difference between these two shareholder proposals is that the Initial Proposal requests that the Board take measures to change the Company's jurisdiction of incorporation from Bermuda to Delaware and the Duplicate Proposal urges the Board to take measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States.

The Staff has consistently taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Initial Proposal and the Duplicate Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same. *See e.g., BellSouth Corporation* (avail. Jan. 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. Mar. 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). *See also, e.g., Verizon Communications Inc.* (avail. Jan. 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999); *Excel Indus., Inc.* (avail. Jan. 26, 1999); *Pinnacle West Capital Corporation* (avail. Mar. 16, 1993).

Consistent with the Staff's interpretation of Rule 14a-8(i)(11), we believe that the Initial Proposal and the Duplicate Proposal are substantially duplicative of one another. The only difference between the Initial Proposal and the Duplicate Proposal is that the Initial Proposal urges the Board to take measures to change the Company's jurisdiction of incorporation to Delaware, and the Duplicate Proposal urges the Board to take measures to change the Company's jurisdiction of incorporation to the United States. Because business organizations cannot incorporate in the United States, *per se*, and must incorporate in a state of the United States, and because Delaware is frequently chosen as the preferred state of incorporation, the Duplicate Proposal essentially restates the request set forth in the Initial Proposal.

In the instant case, where the Initial Proposal and the Duplicate Proposal and the requests set forth therein are substantially identical, the core issues and principals are one and the same. We also note that the inclusion of substantially duplicate proposals in the 2003 Proxy materials would be problematic. First, it would be confusing to the Company's shareholders to vote on two substantially similar proposals. Second, if in fact the Initial Proposal was approved and the Duplicate Proposal was not, the Company would not be able to act based on the inconsistent results.

For the reasons set forth above, we request that the Staff concur in our conclusion that the Proposal may properly be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(11).

**2. The Duplicate Proposal May be Excluded Or Should Be Revised Under Rule 14a-8(i)(3) Because The Duplicate Proposal Is Materially False Or Misleading In Violation Of Rule 14a-9.**

A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

**(a) Subjective Determinations and Statements With No Citations or Factual Support**

In the past, the Staff has permitted proposals that do not include sufficient citations or factual support to be excluded. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action for exclusion of a proposal. There, the company noted that the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also determined not to recommend enforcement action if the proposal in question was excluded from the company's proxy materials. That proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in shareholder proposals should be accompanied by factual support so shareholders are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%" explaining that it was unclear whether the phrase included all corporate profits or just the company's.

The Staff has also required proposals and supporting statements to be revised where they contain subjective determinations and statements not accompanied by citations or factual support. In *UST Inc.* (avail Mar. 13, 2000), the Staff required a proposal to be revised to include factual support for various assertions. The Staff noted that if the proposal was not revised to include factual support within seven days, it could be excluded from the company's proxy materials. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal. There, the proponent ambiguously made reference to a "1997 report" and "one Colorado experiment".

The Duplicate Proposal and Supporting Statement contain numerous assertions presented as fact, with no citations or factual support. For example, the Supporting Statement explains that, "[u]nlike U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law." The Supporting Statement, however, includes no citations for this statement. The Staff has in the past allowed exclusion or required revision in similar circumstances. *See e.g., Standard Brands, Inc.* (avail.

Mar. 12, 1975); *UST Inc.* (avail. Mar. 13, 2000). The Supporting Statement goes on to state that the Company's jurisdiction of incorporation may affect the enforceability of judgments and liabilities because it may be difficult to effect service of process in Bermuda, yet no support is given for this proposition. There is no reason provided to justify the claim that the Company's jurisdiction of incorporation will in any way hinder future attempts to serve process on the Company. The Supporting Statement also suggests that "the negative publicity associated with [the] Company's Bermuda incorporation can erode customer loyalty and depress sales . . . ." Again, no support is either given for the proposition that incorporation in Bermuda breeds negative publicity or that Bermuda incorporation and the putative negative publicity associated therewith will erode customer loyalty and depress sales.

The Duplicate Proposal and Supporting Statement contain many subjective determinations that are completely unaccompanied by factual support. These statements, as written, are entirely misleading as they present opinion as fact. The Company therefore believes the Duplicate Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). In the alternative, the Staff should require the Duplicate Proposal and Supporting Statement to be revised to include appropriate support so the Company's shareholders are not misled.

**(b) Vague and Indefinite Statements**

A proposal is sufficiently vague and indefinite to justify its exclusion under this rule where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). According to Staff Legal Bulletin No. 14, "[if a] proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, [the Staff] may permit the shareholder to revise or delete these statements. Also, if the proposal contains vague terms, [the Staff] may, in rare circumstances, permit the shareholder to clarify these terms." The Staff has, in the past, allowed proposals to be excluded when they contained vague, ambiguous or indefinite language. In *Southeast Banking Corp.* (avail. Feb. 8, 1982) the Staff permitted the omission of a proposal where "neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." In *Ann Taylor Shoes Corp.* (avail. Mar. 13, 2001) the Staff said it would not recommend enforcement action if the company excluded a proposal that requested the board of directors to commit the company to the "full implementation of [certain] human rights standards." The company argued that the shareholders would "not know what they [were] being asked to consider and upon what they [were] being asked to vote."

The Duplicate Proposal and Supporting Statement contain several statements that are vague and indefinite, making it is almost impossible to determine what is required or intended. For example, the Duplicate Proposal requests that the Board "take the measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States." Business organizations cannot incorporate in the United States, *per se*, and must incorporate in a state of the United States. As such, there is no way to tell exactly what the Duplicate Proposal requires as it could be requesting the Company to incorporate in any one of the 50 United States, and different states' laws may have provisions that some shareholders view as being more or less favorable than those of Bermuda or of other states.

Similarly, the Supporting Statement states that "[u]nlike U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law." In fact, however, the United States does not have a general body of corporate law applicable to United States corporations that provides for shareholder derivative suits for breach of fiduciary duty, corporate waste, etc. Such rights are provided by the individual states and vary from state to state. A statement to the fact that United States corporate law universally provides for these rights would be misleading to the Company's shareholders as it is not an accurate account of the status of corporate law in the United States.

For the reasons set forth above, the Duplicate Proposal should be excluded from the 2003 Proxy Materials. In the alternative, the Staff should require the Duplicate Proposal and Supporting Statement to be revised to include delete statements that impugn character, integrity or reputation.

**CONCLUSION**

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Duplicate Proposal is excluded from the Company's 2003 Proxy Materials. In the alternative, we believe the Staff should require the Duplicate Proposal and Supporting Statement to be revised as discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Elizabeth Ising at (202) 955-8287, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ABL/abl

# EXHIBIT A

## SHAREHOLDER PROPOSAL OF NORTHERN CALIFORNIA PIPE TRADES TRUST FUNDS

Northern California MCA
1350 Hayes Street, Suite B-1
Benicia, CA 94510

# FAX

To: Chief Corporate Counsel Date: 9-27-02

Company: Tyco International

Fax: (441) 295-9641 Number of pages (total): 3

FROM:

☑ Scott Strawbridge ☐ Steve Apperson ☐ Terry Leavitt

**Message:**

Hard copy to be expressed mailed today.

☐ Please review ☐ Please distribute ☐ Confidential

☐ Call ASAP ☐ Send Fax reply ☐ For Your Information

Telephone: (707) 751-0100 or (800) 640-5152 Fax: (707) 751-0200 Email: swstraw@aol.com

# NORTHERN CALIFORNIA PIPE TRADES TRUST FUNDS

**Health & Welfare • Pension • Supplemental Pension**

Telephone: (510) 433-4460
Fax: (510) 337-3060
Location:
1640 South Loop Road
Alameda, CA 94502

Claims Mailing Address:
P.O. Box 24263
Oakland, CA 94623-1263
Mailing Address:
*All other correspondence*
P.O. Box 24160
Oakland, CA 94623-1160

September 27, 2002

Chief Corporate Counsel
Tyco International
The Zurich Centre
Second Floor
90 Pitts Bay Road
Pembroke HM 08
Bermuda
FAX: 441-295-9647

**RE: NORTHERN CALIFORNIA PIPE TRADE PENSION TRUST FUND**

Dear Chief Corporate Counsel:

I hereby submit on behalf of the Northern California Pipe Trades Pension Trust Fund the enclosed shareholder proposal for inclusion in the Tyco International proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of Tyco International stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me with any questions.

Sincerely,

Scott Strawbridge
Chairman

H:\USER\EXEC\NCPT\Correspondence\2002\tyco international 9-02.doc

RESOLVED: The shareholders of Tyco International (the Company) request the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States.

SUPPORTING STATEMENT

In 1997 the Company changed its jurisdiction from Massachusetts to Bermuda to obtain more favorable tax treatment and more flexibility in conducting its business. Since then, the Company's reputation and value has been rocked by criminal indictments of its key executives for misuse of Company funds and criticism of the lack of transparency in the Company's financial statements.

The Company's new Board of Directors and management has indicated a willingness to improve the Company's corporate governance features and to reassure its shareholders and investors in general of its commitment to being a responsible corporate citizen. A very effective way for the Company to change the negative public perception of it is to change its jurisdiction of incorporation from Bermuda to the United States.

Unlike U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law. We believe that shareholder derivative suits are a critical mechanism for remedying breaches of fiduciary duty, especially breaches of the duty of loyalty.

Moreoever, the Company's jurisdiction of incorporation may affect the enforceability of certain judgments and liabilities. With the Company incorporated in Bermuda, it may be difficult for shareholders who commence litigation in the U.S. to effect service of process and to enforce in Bermuda judgments obtained in any such litigation.

The obstacles Bermuda law poses to shareholder derivative lawsuits reduces management accountability to shareholders. The ability of shareholders to bring such litigation can be an important deterrent against misconduct by executives, such as those allegedly engaged in by the Company's former key management members.

Finally, significant political attention has been brought to the Company and other corporations seeking offshore tax havens. According to the Company's most recent 10-K filing, it derives a substantial majority of its revenue from sales in the Americas, primarily the U.S. We fear that, on top of the problems already caused by the criminal indictment of former key executives, the negative publicity associated with our Company's Bermuda incorporation can erode customer loyalty and depress sales, including the ability to win government contracts.

In sum, we feel the disadvantages of Bermuda incorporation outweigh any potential tax savings or flexibility in running the Company's business and that reincorporation to the U.S. will increase investor confidence in the Company and bolster its reputation in capital markets.

# EXHIBIT B

## SHAREHOLDER PROPOSAL OF AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES

# AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES

1625 L STREET, N.W., WASHINGTON, DC 20036

## ORGANIZING AND FIELD SERVICES DEPARTMENT

(202) 429-1260 - MAIN NUMBER
(202) 429-1272 - FAX NUMBER

## FACSIMILE TRANSMITTAL

DATE: September 25, 2002

441-295-9647

TO: Mr. William Lytton, Chief Corporate Counsel

FROM: Mr. Gerald W. McEntee, International President

NUMBER OF PAGES TO FOLLOW: 3

MESSAGE

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING.

# AFSCME®

**American Federation of State, County and Municipal Employees, AFL-CIO**

1625 L Street, N.W., Washington, D.C. 20036-5687
Telephone: (202) 429-1000
Fax: (202) 429-1293
TDD: (202) 659-0446
Website: http://www.afscme.org



September 26, 2002

**Via Overnight Mail and Telecopier (441-295-9647)**

Mr. William Lytton, Chief Corporate Counsel
Tyco International, Ltd.
The Zurich Centre, Second Floor
90 Pitts Bay Road, Pembroke HM 08, Bermuda

Dear Mr. Lytton:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Tyco International, Ltd. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of voting common stock (the "Shares") of the Company worth over $2,000, and has held such Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
International President

GWMcE:cj

enclosure

## SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Tyco International Ltd. ("Tyco") urge Tyco's Board of Directors to take the measures necessary to change Tyco's jurisdiction of incorporation from Bermuda to Delaware.

### SUPPORTING STATEMENT

Tyco and its shareholders would benefit if Tyco changed its jurisdiction of incorporation from Bermuda to Delaware. First, Delaware's corporate laws are updated to meet changing business needs and are more responsive than Bermuda law to the needs of shareholders. Delaware is the state of incorporation for 60% of Fortune 500 companies, according to the *Delaware Division of Corporations*. We believe that so many companies choose to incorporate in Delaware because it has an advanced and flexible corporate law, expert specialized courts dealing with corporate-law issues, a responsive state legislature and a highly-developed body of case law that allows corporations and shareholders to understand the consequences of their actions and plan accordingly. We believe the stability, transparency and predictability of Delaware's corporate-law framework are superior to Bermuda's and provide advantages to shareholders.

Second, incorporation in Bermuda makes it more difficult for shareholders to hold companies, their officers and directors legally accountable in the event of wrongdoing. Recent events, we think, demonstrate how crucial it is that, in the event of legal violations by officers or directors, shareholders have the ability to pursue legal remedies. Unlike both U.S. federal and Delaware law, class actions are generally not available under Bermuda law. Under Bermuda law, shareholders have extremely limited ability to sue officers and directors derivatively, on behalf of the corporation. By contrast, under Delaware law, shareholders may sue derivatively for, among other things, breach of fiduciary duty, corporate waste and actions taken in violation of applicable law.

Third, Delaware law affords shareholders rights not provided under Bermuda law. Unlike Delaware law, Bermuda law does not require shareholder approval for a corporation to dispose of all or substantially all of its assets. Bermuda law does not permit action by written consent of fewer than all shareholders, while Delaware law does.

Fourth, incorporation in Bermuda may affect the enforceability of judgments obtained in a U.S. court. A judgment for money damages based on civil liability rendered by a U.S. court is not automatically enforceable in Bermuda because the U.S. and Bermuda do not have a treaty providing for reciprocal enforcement of judgments in civil matters. A Bermuda court may not recognize a judgment of a U.S. court if it is deemed contrary to Bermuda public policy, and Bermuda public policy may differ significantly from U.S. public policy.

Finally, we believe that incorporation in Bermuda creates the impression that Tyco has sought to evade taxes and insulate itself and its officers and directors from liability. As Tyco struggles to restore investor confidence, reincorporating to Delaware would send a strong message that Tyco values its shareholders and seeks to play by the same rules as other U.S. corporations.

We urge shareholders to vote FOR this proposal.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

The proposal requests that the board take the measures necessary to change Tyco's jurisdiction of incorporation from Bermuda to the United States.

There appears to be some basis for your view that Tyco may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of the previously received proposal that you reference in your letter and will include in Tyco's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Tyco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis of omission upon which Tyco relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor